UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
                                             ------------
-----------------
FORM N-17f-2                                        OMB
Approval
                                             ------------
-----------------
Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:
December 31, 2014
of Management Investment Companies           Estimate
average burden hours
                                               per
response . . . . . 2.00
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    ------------
-----------------

---------------------------------------------------------
--------------------
1. Investment Company Act File Number:        Date
examination completed:

811-10183	                                  May 15,
2017

---------------------------------------------------------
--------------------

2. State Identification Number:

AL             AK             AZ             AR
CA           CO
CT             DE             DC             FL
GA           HI
ID             IL             IN             IA
KS           KY
LA             ME             MD             MA     X
MI           MN
MS             MO             MT             NE
NV           NH
NJ             NM             NY             NC
ND           OH
OK             OR             PA             RI
SC           SD
TN             TX             UT             VT
VA           WA
WV             WI             WY             PUERTO RICO
Other (specify):



3. Exact name of investment company as specified in registration statement:

Brighthouse Funds Trust I

4. Address of principal executive office
(number,street,city,state,zip code):

5 Park Plaza, Suite 1900, Irvine, CA, 92614


 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Trustees of Brighthouse Funds Trust I
(formerly, Met Investors Series Trust):
We have examined management's assertion included in the
accompanying Management Statement Regarding Compliance
With Certain Provisions of the Investment Company Act of
1940 that SSGA Growth ETF Portfolio, SSGA Growth and
Income ETF Portfolio (the "SSGA Portfolios"), JPMorgan
Core Bond Portfolio, JPMorgan Small Cap Value Portfolio,
and JPMorgan Global Active Allocation Portfolio (the "JPM
Portfolios") (collectively the "Portfolios") of the
Brighthouse Funds Trust I (formerly, Met Investors Series
Trust) (the "Trust") complied with the requirements of
subsections (b) and (c) of Rule 17f-2 under the
Investment Company Act of 1940 ("the Act") as of December
31, 2016, as it relates to the SSGA Portfolios from June
30, 2016 (date of your last examination) through December
31, 2016, as it relates to the JPM Portfolios from
September 8, 2016 through December 31, 2016.  Management
is responsible for the Portfolios' compliance with those
requirements. Our responsibility is to express an opinion
on management's assertion about the Portfolios'
compliance based on our examination.
Our examination was conducted in accordance with
standards of the Public Company Accounting Oversight
Board (United States) and, accordingly, included
examining, on a test basis, evidence about the
Portfolios' compliance with those requirements and
performing such other procedures as we considered
necessary in the circumstances. Included among our
procedures were the following tests performed as of
December 31, 2016, and with respect to agreement of
security purchases and sales, for the SSGA Portfolios for
the period from June 30, 2016 (date of our last
examination) through December 31, 2016, and for the JPM
Portfolios from September 8, 2016 through December 31,
2016:
1.	Confirmation of all securities held by the
institutions in book entry form on behalf of the
Portfolios
2.	Reconciliation of all such securities to the books
and records of the Portfolios and State Street Bank &
Trust Company  and J.P. Morgan (the "Custodians")
3.	Agreement of 4 security purchases and 4 security
sales or maturities since our last examination as of June
30, 2016 from the books and records of the SSGA
Portfolios to broker confirmations or performed alternative auditing procedures. Agreement of 25 security purchases and 25 security sales or maturities in the period from September 8, 2016 through December 31,
2016 from the books and records of the JPM Portfolios to broker confirmations or performed alternative auditing procedures
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Portfolios' compliance with specified requirements.
In our opinion, management's assertion that the Portfolios complied with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2016, with respect to securities reflected in the investment accounts of each of the Portfolios is fairly stated, in all material respects.

This report is intended solely for the information and
use of management and the Board of Trustees of the Trust
and the Securities and Exchange Commission and is not
intended to be and should not be used by anyone other
than these specified parties.
/s/ Deloitte & Touche LLP
Boston, Massachusetts

May 15, 2017



May 15, 2017
Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116

Management Statement Regarding Compliance with Certain
Provisions of the
Investment Company Act of 1940

We, as members of management of the SSGA Growth ETF
Portfolio, SSGA Growth and Income ETF Portfolio (the
"SSGA Portfolios"), JPMorgan Core Bond Portfolio,
JPMorgan Small Cap Value Portfolio, and JPMorgan Global
Active Allocation Portfolio (the "JPM Portfolios")
(collectively the "Portfolios") of the Brighthouse Funds
Trust I (formerly, Met Investors Series Trust (the
"Trust"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management
Investment Companies," of the Investment Company Act of
1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Portfolios' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31,
2016, for the SSGA Portfolios from June 30, 2016 (date of your last examination) through December 31, 2016, and for the JPM Portfolios from September 8, 2016 through
December 31, 2016.
Based on this evaluation, we assert that the Portfolios were in compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2016, for the SSGA Portfolios from June 30, 2016 through December 31, 2016, and for the
JPM Portfolios from September 8, 2016 through December
31, 2016 with respect to securities reflected in the investment accounts of the Portfolios.

ON BEHALF OF:
Brighthouse Funds Trust I (formerly, Met Investors Series
Trust)


________________________________
Kristi Slavin
President


Peter H. Duffy
Treasurer



Andrew L. Gangolf
Secretary